Filed by Marvell Technology Group Ltd.

(Commission File No. 000-30877)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

(Commission File No. 001-34942)

The following email communication was sent by the President and CEO of Marvell Technology Group Ltd. (“Marvell”) to Marvell’s employees on October 29, 2020.

October 29, 2020

Team:

I have exciting news to share with you. This morning, Marvell announced an agreement to acquire Inphi in a highly complementary transaction that will support and accelerate our vision to Move, Store, Process and Secure the world’s data. I encourage you to read the full announcement here (LINK).

Inphi is the leader in data movement interconnects between and inside data centers. The combined company will be the premier enabler of data movement, which is the fabric connecting all other elements in our vision and is critical to the world’s digital infrastructure.

Inphi brings a 20-year history of innovation and expertise in building optical connectivity platforms designed to meet the insatiable demand for increased bandwidth and low power for the cloud data centers and global networks of the future. Their high-speed electro-optics solutions provide the connectivity fabric for cloud data centers and wired and wireless carrier networks just as Marvell’s copper physical layer connectivity portfolio does for enterprise and future in-vehicle networks.

Accelerating Growth in Cloud and 5G

As I described at Investor Day a few weeks ago, we are seeing tremendous growth and opportunity in Cloud and 5G, and have already begun to shift our revenue mix toward these compelling end markets. With Inphi, we are adding four leading networking and cloud customers, each with $100M+ in annual revenue, to our growing base of $100M+ accounts. The addition of Inphi’s electro-optics portfolio will substantially increase our overall addressable market, adding $3 billion by 2023.

We believe Inphi’s position at the core of next-generation cloud datacenter network architectures, together with Marvell’s larger scale and broad networking and storage product portfolio, can drive a vast expansion in cloud market opportunities, as we did previously in 5G with Cavium.

One Team, One Vision

Inphi is based in San Jose, CA and – like Marvell – has a vibrant culture focused on execution, people, innovation and customers. They have highly respected engineering and design teams that have pioneered advancements in optical connectivity for the past two decades. I’m confident that we will come together and create an R&D and engineering organization capable of delivering tremendous value to current and future customers.

Inphi is led by CEO Ford Tamer, who will join Marvell’s board of directors once the transaction has closed. It’s been clear in all my interactions with Ford and the incredibly talented team at Inphi, that while there’s strong alignment between our companies in terms of technology and market opportunity, we also share common values and a vision for the future. I look forward to partnering with Ford and welcoming the Inphi team to Marvell upon closing.

Next Steps

The transaction is subject to shareholder approval and the satisfaction of customary closing conditions, including applicable regulatory approvals, and we expect it to close in the second half of calendar 2021. We will begin integration planning with Inphi very soon and you can expect to hear more in the weeks and months ahead regarding the integration planning effort. We ask that you avoid engaging in communication with any Inphi employee during this time, unless asked to do so as part of the integration planning activities.

Importantly, we will continue to operate as independent companies until all required approvals are received and the transaction is closed. It’s business as usual until that time, so please stay focused on your work and current priorities. I assure you that we will keep everyone posted on our progress.

In conjunction with this transaction, a newly formed Delaware corporation will become the holding company for Marvell and Inphi. Marvell is a charter member of the U.S. Semiconductor Industry Association, an industry that is critical to the world’s economy. Semiconductors provide the foundation upon which our digital economy is built, and as we have transformed to focus on data infrastructure and re-launched our new brand earlier this year, emerging from this transaction as a U.S. corporation is the right move for the combined company’s long-term success.

I’m sure you have questions, so we have scheduled a special all-employee meeting on Monday, Nov. 2 at 2pm PT. To help us prepare, please send your questions to Jim Pascoe and we will do our best to answer as many of them as possible. I also encourage you to visit MyMarvell where you can review an initial FAQ, and as always, you can speak with your manager regarding any specific questions you may have.

This is an exciting time to be at Marvell. We have a huge opportunity in front of us with thriving businesses in the fastest growing segments of the semiconductor industry, and with Inphi, we can accelerate our strategy for Cloud and 5G, and move even faster.

I hope you share my enthusiasm about the very bright future ahead. In the meantime, I want to thank you for your ongoing focus and commitment to Marvell and our customers.

Matt

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Inphi

Inphi is a leader in high-speed data movement. Inphi moves big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi. All other trademarks used herein are the property of their respective owners.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Inphi Corporate Contact:

Vernon P. Essi, Jr.

408-606-6524

investors@inphi.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND

INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or HoldCo through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, HoldCo and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.